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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: September 30, 1998
--------                                            Estimated average burden
                                                    hours per response .... 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or         6. If Amendment, Date
    Williams Communications Group, Inc.       Statement                     Trading Symbol                       of Original
----------------------------------------      (Month/Day/Year)           Concentric Network Corporation, CNCX    (Month/Day/Year)
     (Last)     (First)     (Middle)          08-06-97                   ------------------------------------         N/A
    One Williams Center                    ----------------------------  5. Relationship of Reporting         ---------------------
----------------------------------------   3. IRS or Social Security          Person to Issuer                7. Individual or
             (Street)                         Number of Reporting           (Check all applicable)               Joint/Group Filing
                                              Person (Voluntary)                            X                    (check applicable
    Tulsa, Oklahoma  74172                    73-1462856                  ----- Director  ----10% Owner
--------------------------------------     ----------------------------   ----- Officer   ----Other (specify     [X] Form filed by
    (City)      (State)      (Zip)                                        (give title below)          below)         One Reporting
                                                                                                                     Person
                                                                                                                 [ ] Form filed by
                                                                                                                     More than One
                                                                                                                     Reporting
                                                                                                                     Person
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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    Common Stock, $0.001 par value               1,249,236                        Direct                    N/A
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*If the form is filed by more than one reporting person see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (7/96)


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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Amended and Restated Common      6-19-97    *     Common Stock,
 Stock Purchase Warrant                             $0.001 par value       63,351     $6.00        Direct          N/A
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Common Stock Warrant             8-6-97     *     Common Stock,           291,667     $6.00        Direct          N/A
 Purchase Agreement                                 $0.001 par value
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Agreement for Purchase and       8-6-97     **    Common Stock,
 Sale of Services & Equipment                       $0.001 par value    $2 million  Market Price   Direct          N/A
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Explanation of Responses:  *The purchase rights terminate upon the earlier of (i) five years after the date of the grant or (ii)
upon either the merger, transfer of more 50 percent of the voting power, on the sale of substantially all the assets of Issuer.
                          **The purchase rights terminate upon the later of (i) 7-25-07; (ii) when certain take-or-pay obligations under the agreement have been satisfied; or (iii) when the Reporting Person ceases to own at least 5 percent of Issuer's common stock.




                                                                                By:  /s/ WILLIAM G. von GLAHN           8-15-97
**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date
                                                                                       Assistant Secretary on
Note. File three copies of this Form, one of which must be manually signed.            behalf of Williams             Page 2
      If space provided is insufficient, See Instruction 6 for procedure.              Communications Group, Inc.   SEC 1473 (7/96)

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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